Buenos Aires, December 6, 2023

Shannon Davis / Michael Volley
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Grupo Financiero Galicia SA
Form 20-F Filed April 24, 2023
Response Dated November 21, 2023
File No. 000-30852

Dear Ms. Shannon Davis and Mr. Michael Volley:

On April 24, 2023, Grupo Financiero Galicia S.A., referred to herein as the “Company”, filed with the United States Securities and Exchange Commission its annual report on Form 20-F, for the fiscal year ended December 31, 2022, referred to herein as the “Annual Report.”
On November 30, 2023, the Company received a third letter continuing with comments from the staff of the United States Securities and Exchange Commission on the Annual Report. The following is the Company’s response to the staff’s third comments contained in its letter.

Note 23 - Deposits, page F-51

Please refer to prior comment 3. Please provide us with a draft of your proposed narrative disclosure for future filings that includes the definition of uninsured deposits as required by Item 1406(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the definition of uninsured deposits as required by Item 1406(e) of Regulation S-K, is already included within Item 4. Information on the Company - B. Business Overview - B6. Argentine Banking Regulation - xii) Deposit Insurance System. Please see relevant extract from Grupo Financiero Galicia SA's Form 20-F Filed April 24, 2023.

Deposit Insurance System

In 1995, Law No.24,485 and Decree No.540/95, as amended, created a mandatory deposit insurance system for bank deposits and delegated to the BCRA the organization and start-up of the deposit insurance system. The deposit insurance system was implemented through the creation of a fund named Fondo de Garantía de los Depósitos (“FGD”), which is administered by Seguros de Depósitos S.A. (“Sedesa”). The shareholders of Sedesa are the Argentine government, through the BCRA, which holds at least one share, and a trust constituted by the financial institutions which participate in the fund. The BCRA establishes the extent of participation by each institution in proportion to the resources contributed by each such institution to the FGD. Banks must contribute to the FGD on a monthly basis in an amount that is currently equal to 0.015% of the monthly average of daily balances of such institution’s deposits (both Peso- and foreign currency-denominated).

In addition, when the contributions to the FGD reach the greater of Ps.2 billion or 5.0% of total deposits, the Central Bank may suspend or reduce the monthly contributions and reinstate the same when contributions fall below such required level.
The deposit insurance system covers all Peso and foreign currency deposits held in demand deposit accounts, savings accounts, and time deposits for an amount up to Ps.1,500,000 per person, account, and deposit. Certain deposits are not covered by the guarantee of the deposit insurance system, such as deposits received at rates higher than the reference rate in accordance with the limits established by the BCRA, deposits acquired by endorsement, and those made by persons related to the financial institution (as defined by BCRA regulations).

The guarantee provided by the deposit insurance system must be made effective within 30 days from the revocation of the license of a financial institution, subject to the outcome of the exercise by depositors of their priority rights described under “—Priority Rights of Depositors” below. The BCRA may modify, at any time, and with general scope, the amount of the mandatory deposit guarantee insurance.

Decree No.1292/96 enhanced Sedesa’s functions by allowing it to provide equity capital or make loans to Argentine financial institutions experiencing difficulties and to institutions that buy such financial institutions or their deposits. As a result of such decree, Sedesa has the flexibility to intervene in the restructuring of a financial institution experiencing difficulties prior to bankruptcy.

Debt securities issued by banks are not covered by the deposit insurance system.

Based on the above facts and circumstances, the proposed narrative disclosure for future filings is as follows:
The following table shows the deposits which are not guaranteed by the Fondo de Garantia de los Depósitos ("FGD"). For the definition of uninsured deposits as required by Item 1406(e) of Regulation S-K, see Item 4. Information on the Company - B. Business Overview - B6. Argentine Banking Regulation - xii) Deposit Insurance System.

	As of December 31,
	2022	2021
	(in millions of Pesos)
Uninsured Deposits	1,572,809	1,369,193

We hope that the response adequately addresses the staff’s comment. Please contact us, if you have any comments or questions.
Sincerely,

Diego H. Rivas
Chief Financial Officer